UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.    *)

                     Audits and Surveys Worldwide, Inc.
                              (Name of Issuer)

                   Common Stock, par value $.O1 per share
                       (Title of Class of Securities)

                                 050839-10-9
                               (CUSIP Number)

                          Stanley H. Fischer, Esq.
                         Fischer and Burstein, P.C.
                             98 Cutter Mill Road
                         Great Neck, New York 11021
                               (516) 829-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

                               March 24, 1995
           (Date of Event which Requires Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Check the following box if a fee is being paid with the statement  X.   (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE
     PERSON:  Marilyn Roshwalb

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

7.   SOLE VOTING POWER:  413,664

8.   SHARED VOTING POWER:  400,000

9.   SOLE DISPOSITIVE POWER:  413,664

10;  SHARED DISPOSITIVE POWER:  400,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER SON:
     813,664

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.2%

14.  TYPE OF REPORTING PERSON:  IN


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                      AUDITS & SURVEYS WORLDWIDE, INC.
                              (Name of Company)


Item 1.   Security and Issuer.

     The title of the class of equity security to which this statement relates is the Common Stock, $.01 par value per share, of Audits & Surveys Worldwide, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 650 Avenue of the Americas, New York, NY 10011.

Item 2.   Identity and Background

     This statement is filed by Marilyn Roshwalb, a United States citizen with a business address at c/o Fischer and Burstein, P.C., 98 Cutter Mill Road, Great Neck, New York 11021. Marilyn Roshwalb's present principal occupation is as a housewife. During the last five years, Marilyn Roshwalb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judge-ment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The securities which are reported hereby were acquired in connection with the Company's merger (the "Merger") with Audits and Surveys, Inc., a New York corporation ("A&S"), pursuant to which Merger each share of A&S's common stock outstanding prior to the consummation of the Merger was exchanged for 1,407.565 shares of the Company's Common Stock.

     Prior to the consummation of the Merger, the Estate of Irving Roshwalb owned 578,065 shares of A&S. All of these shares were exchanged for 813,664 shares of Common Stock of the Company, of which, pursuant to the Will of Irving Roshwalb, 413,664 shares were registered in the name of Marilyn Roshwalb and 400,000 shares were registered in the name of the Irving Roshwalb Trust described herein. No cash consideration was paid.

Item 4.   Purpose of the Transaction

     The securities which are reported hereby were acquired as a result of the Merger, which took place on March 24, 1995, and are being held for investment purposes only.

Item 5.   Interest in Securities of the Issuer

     (a) Marilyn Roshwalb is the beneficial and sole owner of 413,664 shares of common stock of the Company. Such 413,664 shares constitute approximately 3.1% of the shares of the Company's common stock outstanding as of March 24, 1995.

     (b) Marilyn Roshwalb is a trustee and the sole beneficiary of the Irving Roshwalb Trust. The Irving Roshwalb Trust is the beneficial and sole owner of 400,000 shares of common stock of the Company. Such 400,000 shares constitute approximately 3.1% of the shares of the Company's common stock outstanding as of March 24, 1995. Marilyn Roshwalb, as a trustee of the Irving Roshwalb Trust, shares the right to vote or dispose of such 400,000 shares, with Alan Roshwalb, the other trustee of the Trust. Alan Roshwalb has a business address at Market Facts, Inc., 1650 Tyson Blvd., McLean, Virginia 22101, and his present principal occupation is as a statistician. During the last five years, Alan Roshwalb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (c) Except as disclosed above, neither Marilyn Roshwalb nor the Irving Roshwalb Trust has engaged in any transactions in the Company's common stock in the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     Marilyn Roshwalb and the Irving Roshwalb Trust have succeeded to the rights and obligations of the Estate of Irving Roshwalb contained in a shareholders agreement, dated as of February 9, 1995 (the "Shareholders Agreement"), by and between the Company and the Estate of Irving Roshwalb. The Shareholders Agreement provides that, among other things, the Estate will vote its shares for the election of H. Arthur Bellows, Jr., the Company's President and Chief Operating Officer to the Board of Directors of the Company, for as long as Mr. Bellows remains an employee of the Company. The Shareholders Agreement also provides that at the Company's 1995 and 1996 annual meeting of stockholders, or in connection with any consents of stockholders to elect directors prior to the Company's 1997 annual meeting of stockholders, the stockholders will vote for the election to the board of directors of three nominees designated by H. Arthur Bellows, Jr. (inclusive of Mr. Bellows if he is nominated).

     Marilyn Roshwalb and the Irving Roshwalb Trust have succeeded to the rights and obligations of the Estate of Irving Roshwalb contained in a registration rights agreement (the "Registration Rights Agreement"), dated March 24, 1995, with the Company and certain other persons, pursuant to which the Estate has certain "piggyback" registration rights with respect to the securities reported hereby.

Item 7.   Material to be Filed as Exhibits

     1. Shareholders Agreement, dated as of February 9, 1995, between the Company and the Estate of Irving Roshwalb; and

     2. Registration Rights Agreement, dated as of March 24, 1995, among Solomon Dutka, the Estate of Irving Roshwalb, H. Arthur Bellows, Jr. and the Company.



Signatures


     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: March 31, 1995
                                                /s/Marilyn Roshwalb
                                                   -----------------
                                                   Marilyn Roshwalb